Greenberg Traurig, P.A.

1221 Brickell Avenue

Miami, Florida 33131

Michele Keusch

(305) 579-0827

September 27, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attention: Joe Foti

Re:	Full House Resorts, Inc.

Registration Statement on Form SB-2

Filed August 4, 2006

File No. 333-136341

Ladies and Gentlemen:

On behalf of our client, Full House Resorts, Inc., a Nevada corporation (the “Company” or “we”), transmitted herewith are the Company’s responses to the Staff’s comments to the Registration Statement on Form SB-2 filed on August 4, 2006 (the “SB-2”), which comments were set forth in a letter dated August 29, 2006 (the “Comment Letter”) to Andre M. Hilliou, Chief Executive Officer and Director of the Company. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below.

Risk Factors — Assessing Internal Controls over Financial Reporting, page 11

1.	In Release Nos. 33-8731 / 34-54295, the Commission proposed to grant smaller public companies (non-accelerated filers) relief from compliance with Section 404 of the Sarbanes-Oxley Act of 2002 by extending the date by which these companies must begin to comply with the Section 404(b) requirement to provide an auditor’s attestation report on internal control over financial reporting in their annual reports. The deadline would be moved to the first annual report for a fiscal year ending on or after Dec. 15, 2008. This proposed extension would result in all non-accelerated filers being required to complete only the management’s portion of the internal control requirements in their first year of compliance with the requirements. Please expand your disclosure in this risk factor to discuss this proposed change in regulations released by the Commission.

RESPONSE: The Company has added language to the risk factor on page 11 discussing the proposed change.

Securities and Exchange Commission

Attention: Joe Foti

Risk Related to our Common Stock

Our controlling stockholder has significant influence over management and has the power to elect a majority of our board, page 12

2.	We note the disclosure on page 12 indicating that the Mr. Michael Paulson beneficially owns 29% of your outstanding shares of common stock and your other executive officers and directors collectively beneficially own an additional 29.5% of your outstanding shares of common stock. As this ownership gives these individuals the ability to significantly influence the Company’s operations, the existence of this relationship should be disclosed in the Company’s financial statements in accordance with the guidance outlined in paragraph 2 of SFAS No. 57.

RESPONSE: Paragraph 2 of SFAS No. 57 to require disclosure of any “material related party transactions, other than compensation arrangements, expenses allowances, and other similar items in the ordinary course of business.” The Company does not believe that mere ownership of a controlling interest is a transaction contemplated by this requirement. Accordingly, no additional disclosure has been made in the amendment in response to this comment. When and if the Company enters into any transactions with related parties, these are disclosed in the footnotes to the financial statements pursuant to SFAS No. 57.

Management Discussion and Analysis or Plan of Operation

Results of Operations, page 29

3.	In view of the highly material impact and changes in results of operations that will incur upon the pending acquisition of Stockman’s Casino (“Stockman’s”), we believe this Form SB-2 should include a separate discussion in MD&A of Stockman’s historical results of operations for each of the last two fiscal years. We believe a narrative discussion of the acquired company’s historical results of operations is relevant and meaningful for investors and users of your financial statements, as this acquisition will materially change your results of operations in future periods and will provide them with a better understanding and analysis as to any known material trends, events or uncertainties that have had or reasonably expected to have from this material acquired company’s results of operations.

RESPONSE: A discussion of the results of operations for Stockman’s has been added on pages 36 - 38.

Securities and Exchange Commission

Attention: Joe Foti

Critical Accounting Estimates and Policies

Summary of long-term assets related to Indian casino projects, page 27

4.	Please expand your table of long-term assets related to Indian casino projects on page 27 by disclosing for each period presented the components (i.e. Notes receivable, contract rights, land held for development, etc.) of each amount by Indian tribe.

RESPONSE: As requested, the Company has expanded the table summarizing long-term assets related to Indian casino projects to include the components of the long-term assets by project on page 28. Please note that the Michigan project is the only individually significant project and, as a result, the others have been combined for presentation purposes.

5.	Reference is made to your disclosure in the fifth paragraph on page 27 were your recap the current status of the Michigan project. In this regard, please expand your disclosure by adding a table that has 4 columns going across titled “Critical Milestone,” “March 31, 2006,” “December 31, 2005” and “December 31, 2004” with rows going down for each critical mild stone listed in the bullet points in the fifth paragraph on page 27 and two others titled “financing for construction” and” any other significant project milestone or contingencies, the outcome of which could have a material affect on the probability of the project completion as planned.” For each year presented you should fill in your evaluation of the progress of each critical mild stone and make a conclusion of the status, changes, and probability of success of the project due to your evaluations in a separate paragraph below the table. You should have a separate table for each material project by Indian tribe. Also in the same section you should add a description of the business arrangement with each tribe and the nature and terms of your contract agreement.

RESPONSE: The discussion of the agreement with the Michigan tribe, the only individually significant Indian project, has been expanded on page 28.

The current status and the timing of such developments in relation to the conditions listed on page 28 are included in the “critical accounting estimates and policies” section of the MD&A in the narrative for the Michigan project, the only individually significant project. The Company has also added the current status of construction financing for the Michigan project as requested and clarified the timing of certain other developments. As a result, management believes that this added information addresses the informational concern marked by your comment. In addition, since the conditions largely affect timing and not probability of opening, as explained further below, a probability factor is not a material assumption in the valuation model. Before entering into an arrangement with an

Securities and Exchange Commission

Attention: Joe Foti

Indian tribe, management performs a thorough financial and legal analysis and is therefore comfortable concluding that the project will likely be completed as planned. However, the exact timing of completion is substantially less certain primarily because of anticipated legal, weather-related and other construction delays. Accordingly, management believes that the status of the conditions listed on page 28 primarily and typically affect the timing of completion, rather than its probability. As a result, the probability of project completion and miscellaneous industry and project specific risks are primarily considered in the selection of an appropriate discount rate as more fully described on page 29. On the other hand, the expected timing of construction and resulting commencement of operations has a significant and separately identifiable effect on the valuation model. Accordingly, the sensitivity of these most significant assumptions, the expected opening date and the discount rate, is demonstrated on page 29.

6.	Reference is made to the selected assumptions and information used to estimate the fair value of the notes receivable on page 28. In this regard, please fully disclose how you determined the “estimated years until opening of casino” for each tribe. Also, your fair value notes receivable model should factor in the projected interest rate during pre-development and operation of the casino. Please confirm that your model did factor in these projections and disclose how the projected interest rate was determined or revise accordingly. Additionally, please disclose by tribe the advancement amounts, repayment terms and the casino opening probability rate applied to each notes receivable valuation model. Furthermore, please disclose how you assess factors used to evaluate project probability, how you weight positive and negative evidence, and how you determined that the evidence is objectively supportable. Finally, if different discount rates were used in each note receivable valuation model by tribe, please disclose accordingly.

RESPONSE: Additional disclosure regarding how the Company determined the “estimated years until opening of the casino” for the Michigan project, the only individually significant project at this time, has been added on page 28.

The fair value notes receivable model considers expected future interest rates prior to and during operation of the casino. As indicated on page 29, the Company believes that the stated interest rates of the receivables during the loan repayment term, if not repaid prior to commencement of operations, is commensurate with the expected inherent risk at such time based upon commercially available rates for similar credit and disclosure of such rate for the projects has been added. Prior to commencement of operations of the casino, the expected future interest rate impacts the calculation and selection of an appropriate discount rate using the Capital Asset Pricing Model. As explained on page 29, rates of return and adjustments thereto are objectively supportable

Securities and Exchange Commission

Attention: Joe Foti

because they are based upon published investment return benchmarks, size and industry beta adjustment factors. These factors are also applied considering project specific conditions using the Capital Asset Pricing Model. As additionally stated, gaming industry return rates typically used by appraisers and investors were also considered.

The aggregate advancement amounts are disclosed on page 29 as the “aggregate advances/face amount of the notes receivable.” There have been no repayments. The repayment term for the Michigan note has been added as indicated in the response to comment 5. As previously indicated, in the valuation model, most changes in the status of the conditions listed on page 28, affect only the timing estimate and therefore the probability estimate typically does not have a material impact on the valuation model and resultant value estimate. However, as discussed in more detail in the response to comment 5 above, the status of the conditions mentioned do materially impact the Company’s timing estimate which is a material assumption in the valuation model. Accordingly, additional detail has been added to explain the determination of “estimated years until opening the casino.” The sensitivity of the most significant valuation assumptions, the expected opening date and the discount rate, is demonstrated on page 29.

7.	Please fully disclose the assumptions management used to assess impairment of the intangible, contract rights, land held for development and other capitalized cost associated with each Indian tribe casino project. Include information about the following assumptions (separately for each Tribe), and note any changes in those assumptions during the periods present by your financial statements:

•	Probability rate of the casino opening;

•	Growth rate in cash flow of underlying projects;

•	Expected revenue per gaming device by gaming class;

•	Approximate number of gaming devices per gaming class; and

•	Discount rate used

Please also describe the specific basis upon which management concluded each of the above assumptions were appropriate, given your historical operating experience, local casino market conditions, and current political environment. Also describe in reasonable detail the sensitivity of these assumptions to your reported operating results.

RESPONSE: Additional disclosure regarding the assumptions management uses to assess impairment has been added on page 27.

Securities and Exchange Commission

Attention: Joe Foti

Liquidity and Capital Resources, page 31.

8.	Please revise your filing to state the possible or likely outcomes if you are not successful in obtaining third party funding for the construction stage of the projects described in the MD&A section labeled “Indian casino projects.” For example, discuss your ability to finance construction with internal funds and the likelihood of you raising additional capital and how you would do so. Although, you believe there is a good probability of success for each of your projects, please revise to disclose the potential impact on the company if any or all of the projects were not to open (in addition to impairment of the receivable and the intangibles).

RESPONSE: Additional disclosure regarding funding of construction has been added on page 33.

9.	We note from your disclosure on page 33 that you expect to incur significant costs and cash outflows in connection with the gaming licensing application process to primarily reimburse the Nevada regulators for the cost of suitability and background investigations. In this regard, please provide an estimate or a range of your expected costs and cash outflows; and the expected source of liquidity to fund these items.

RESPONSE: Additional disclosure regarding the estimate and source of these costs has been added on page 33.

Index to Consolidated Financial Statements

Audited Financial Statements of Full House Resort, Inc.

Consolidated Statements of Income, page F-4 and F-17

10.	Reference is made to the Use of Proceeds, page 16, where you intend to pay approximately $3 million for the dividends on the outstanding Series 1992-1 Preferred Stock with proceeds from the offering. In accordance with the guidance in Topic 1.B(3) of the Staff Accounting Bulletins, the staff believes unaudited pro forma per share data (for the latest fiscal year and interim period only) should be included in the historical financial statements giving effect to the number of common shares whose proceeds will be used to pay this dividend. In this regard, you should also include a pro forma per share data footnote to the historical financial statements that describes this treatment, including the number of additional common shares (with the offering price per share) included in the pro forma weighted average number of shares that gives effect to this dividend payment. In addition, similar treatment should be provided for in the unaudited consolidated pro forma income statements for both the fiscal year and interim periods as furnished on pages F-32 and F-33. Please revise the historical and pro forma statements accordingly.

Securities and Exchange Commission

Attention: Joe Foti

RESPONSE: The pro forma financial statements have been revised to separately state the adjustment for the dividend instead of showing estimated proceeds net of the dividend and to include the additional shares of common stock from the conversion of the preferred in the pro forma weighted average number of shares. See pages F-33 through F-37.

The Company’s understanding of SAB Topic 1-B(3) is that it applies only to post balance sheet declarations of dividends that have actually occurred and only to such dividends declared by a subsidiary. The cumulative preferred stock dividends, which have been undeclared, will be declared and paid in the foreseeable future only out of available proceeds and only if and when the offering goes effective as planned. Accordingly, since the effect of the dividend is set forth in the accompanying separate pro forma financial information presented pursuant to Item 310(d) of Reg. S-X, the Company believes including such pro forma information in the historical financial statements may give the misleading impression that the dividend is more likely to occur than the other transactions included in the pro forma information. As a result, no changes have been made in the annual or interim historical consolidated financial statements presented in the amendment for this matter.

11.	Please delete the non-GAAP caption and subtotal amounts for “Income from operations before unrealized gains on notes receivable and arbitration award, net”, as the sole operating based GAAP measure should be the “Income (Loss) from Operations”. Also refer to the guidance in Item 10(e)(ii)(c) of Regulation S-K. Please revise the presentation in the consolidated statements of income, the summary and selected historical consolidated financial data sections, pages 4 and 22, and unaudited consolidated pro forma income statements, pages F-32 and F-33, accordingly.

RESPONSE: While the Company does not concur with the Staff’s characterization of “Income from operations before unrealized gains on notes receivable and arbitration award, net” as a “non-GAAP caption,” and believes the subtotal is helpful to make the financial statements easier to understand, the requested caption and subtotal amounts have been deleted.

12.	Please classify the “Arbitration award, net” separately as non-operating income within the “Other income (expense)” category in the Consolidated Statements of Income. In this regard, we believe that the settlement amounts received as relinquishment or termination of rights under your prior development and management agreements is miscellaneous non-recurring other income not integral or central to your operating (i.e. revenue generating) activities. Please revise the classification of this item in the consolidated statements of income, the summary and selected historical consolidated financial data sections, pages 4 and 22, and unaudited consolidated pro forma income statements, pages F-32 and F-33, accordingly.

Securities and Exchange Commission

Attention: Joe Foti

RESPONSE: The Company’s principal business activities entail substantial cost expenditures on behalf of Indian tribes in the development of gaming projects. In connection with a project in California, in August 2001, the Company received notice from the Torrez-Martinez Tribe of its intent to breach the contract and sever its relationship with the Company. The Company determined that it had incurred costs totaling over $1 million on behalf of the tribe which had been expensed based on the Company’s accounting policies at the time. In 2004, after many failed attempts at negotiating to re-establish its relationship with the tribe, the Company commenced an arbitration proceeding. In February 2005, the Company received notice from the American Arbitration Association of an award against the Tribe and on December 21, 2005, the Company succeeded in reaching a settlement amounting to a net recovery of $922,611.

There is almost no broadly applicable guidance to be found at any level of the GAAP hierarchy, authoritative or not, as to the classification of income or expense items within or outside of operating income in a two-step (or multi-step) income statement or statement of operations. Paragraph 26 of APB Opinion No. 30 requires separate presentation on a single line (or alternatively in the notes) of charges or credits that are the financial effects of any material event or transaction that is unusual or infrequent (but not both) but does not speak of its operating or non-operating character or classification. Accordingly, issuers and their auditors usually must apply considerable judgment as to the placement of such material charges or credits. Such judgment is required even to interpret or apply the guidance implied by line item 7 of Rule 5-03 of Reg. S-X, which would appear to require “amounts earned from (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income” to be excluded from operating income or any of its components.

The language in Rule 5-03 appears to imply that non-operating income (and expense) should describe primarily credits and charges relating to financing and investment activities, rather than operating activities, such as those terms are used and described in SFAS No. 95 with regard to the statement of cash flows. No definition or guidance was found as to what is meant in Rule 5-03 by “miscellaneous other income.” The term does not appear to relate to the frequency of occurrence of the credits or charges, as discussed in APB 30, but rather its relationship to the issuer’s normal business operating activities ordinarily should be the dispositive consideration. This principle is applied in limited respect to “restructuring” charges as discussed in SFAS No. 146 in SAB Topic 5P3, which effectively states that in a classified or “two-step” income statement format (i.e., one that presents operating revenues, expenses, and income followed by other income and expense items), an entity must classify as a component of operating income rather than non-operating (or “other”) expense a restructuring charge that relates to assets or activities for which the associated revenues and expenses historically have been included in operating income.

Securities and Exchange Commission

Attention: Joe Foti

In the absence of other applicable literature that states to the contrary, the Company believes there is no persuasive reason that the same principle should not be more broadly applied, such as to charges and credits resulting from the resolution of disputes such as through litigation arbitration or settlement. One should look to the nature of the dispute and where the debits and credits have or would have ordinarily gone, had the damages being recovered never been incurred.

In the Company’s case, since the matter involved the Company’s normal operational activities, the damages represented, and were recorded as, operating expenses and the recovery, had it occurred in the normal course of business would have been recorded as operating revenues over time. Therefore, it makes sense that the recovery of the Company’s expenses through settlement also be reflected as operations.

Note 4 – Investment in Unconsolidated Joint Ventures, page F-11 and F-17

13.	In addition to presenting the amount of net income of GED, please also disclose GED’s income from operations for each period. Refer to the analogous guidance in Item 310(b)(2)(iii) of Regulation S-B.

RESPONSE: As the Company understands it, Item 310(b)(2)(iii) of Regulation S-B does not require presentation of income from operations for equity investees, but rather it requires presentation of “Sales, gross profit, net income (loss) from continuing operations and net income” [emphasis added]. Since GED has no discontinued operations, net income is income from continuing operations, which need not and is not presented separately. In fact, in this case, net income is also income from operations.

Note 5 – Notes Receivable, Tribal Governments, page F-11

14.	Please revise your disclosure by adding a notes receivable roll-forward schedule detailing the items that affected the balance change for each year presented in your consolidated financial statements. This schedule should include, but should not be limited to the following components: beginning balance, total advances during the year, allocation to intangible asset and change in fair value. Please include this schedule by tribe.

RESPONSE: A notes-receivable roll-forward schedule has been added on pages F-13 and F-22.

Securities and Exchange Commission

Attention: Joe Foti

Note 6 – Contract Rights, page F-l2

15.	Reference is made to the Michigan project’s additional cost of $1,141,683. We note that you have distinguished these costs in amount and accounting treatment, due to the fact that they relate to the acquisition of control of the Michigan project’s development process. It is unclear as to why these costs were not expensed similar to your project development cost disclosed in your statement of operations. Please either revise or provide your basis for your accounting treatment, supported with the specific accounting literature that allows these costs to be amortized. We may have further comment upon receipt of your response.

RESPONSE: The disclosure in Footnote 6 has been revised on page F-14. Effectively two types of rights were acquired from a third party, management contract rights (the remaining 50%) plus the right to control the development processes, each limited life intangible asset representing a defined revenue stream under a service contract which should be capitalized and amortized under SFAS No. 142, paragraphs 9 and 12 (as opposed to internally incurred costs of development activities, which are expensed). Management believes that there was no objective basis for segregating the cost between the two types of rights nor was there any practical reason to do so. But had the cost been so segregated, amortization of the portion assigned to the management contract rights would not have commenced until the opening of the casino in accordance with the Company’s policy, and the portion assigned to gaining control of the development processes would have been amortized to expense over the period of development. Instead, the entire cost is being amortized over the combined development and operating period. Management believes that such treatment produces a proper matching of expense to all such periods and likely produces results substantially similar to those that would have been achieved had the cost been bifurcated between the two types of rights. The costs that are being expensed as incurred, on the other hand, are unrelated to the cost of acquiring any intangible contractual rights but rather represent, among others, primarily costs of servicing such rights and other period costs associated with project identification and recruitment.

General

16.	Please address our comments on the consolidated financial statements and related disclosures in your interim condensed consolidated financial statements, where applicable.

RESPONSE: The Company has given effect in its interim condensed consolidated financial statements (and the separate statements of Stockman’s) presented in the amendment as of and for the six months ended June 30, 2006, to all applicable changes made to the annual financial statements in response to the Staff’s comments. In determining which among the changes made to the annual

Securities and Exchange Commission

Attention: Joe Foti

financial statements are applicable to the interim financial statements, the Company has given due consideration to, and in most cases used, the condensed format permitted by Item 310(b)(1) of Regulation S-B.

Unaudited Interim Condensed Consolidated Financial Statement of Full House Resort, Inc.

Unaudited Condensed Consolidated Balance Sheet, page F-l6

17.	As the planned $3 million preferred stock distribution from the offering proceeds is not reflected in the latest historical balance sheet, it is staff position that a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented along side the historical interim balance sheet. In this regard, you should reflect the dividend payable and corresponding increase to the Accumulated Deficit account in Stockholders’ Equity. Please revise accordingly.

RESPONSE: As discussed in the response to comment 10 above, the cumulative preferred stock dividends will be declared and paid in the foreseeable future only out of available proceeds and only if and when the offering goes effective as planned. Accordingly, since neither the dividend nor the proposed acquisition will occur without a successful offering, the Company believes it would likewise be misleading, as well as inconsistent with the purpose of the separate pro forma financial presentation, to include the dividend while omitting the offering. It is the Company’s understanding that the Staff generally approves including such offerings in pro forma presentations made pursuant to Item 310 (d)(ii) of Regulation S-B (or Article 11 of Reg. S-X) when the underwriting arrangement is on a “firm commitment” basis, which is the case in this instance. Accordingly, no changes have been made for this matter in either the annual or interim historical consolidated financial statements or in the pro forma financial statements presented in the amendment.

Unaudited Condensed Consolidated Statements of Cash Flows, page F-18

18.	Please revise to separately disclose all items under the caption “Net cash used in operating activities” on a gross rather than net basis. Refer to the guidance outlined in paragraph 28 and 29 of SFAS No. 95.

RESPONSE: It is the Company’s understanding that this detail is not required in interim condensed financial statements presented in SEC filings pursuant to Item 310(b)(1)(iii) of Regulation S-B and set forth more fully in Reg. S-X, Rule 10-01(a)(4)), which states, among other things, that “[t]he statement of cash flows may be abbreviated starting with a single figure of net cash flows from operating activities.” Accordingly, the Company has not made the requested change for this matter.

Securities and Exchange Commission

Attention: Joe Foti

Note 13— Subsequent Events

19.	We note from your disclosure on page 53 under “Certain Relationships and Related Transactions” that in August 2006 you entered into a consulting agreement with Lee Iacocca. In consideration of Mr. Iacocca’s consulting services you awarded him 300,000 restricted shares of common stock and Mr. Iacocca agreed to forfeit 250,000 options to purchase your common stock that had previously been granted and vested. In this regard please disclose in a note to your financial statements the nature of this transaction as required by paragraph 2 of SPAS No. 57 as well as the resulting accounting treatment and impact on the financial statements. Additionally, disclose your method used in determining the value of these restricted shares.

RESPONSE: As described on page 57, this agreement was executed in September and additional disclosure regarding the transaction has been added to the notes to the financial statements as a subsequent event on page F-23.

Stockman’s Casino (Stockman’s) Financial Statements

Note 2- Summary of Significant Accounting Policies

Investments, page F-26

20.	Considering the significance of the Investment balance for each period presented, please revise your notes to Stockman’s financial statements to provide the disclosures required by paragraph 19 and 21(a)(b) of SFAS No. 115, as applicable for all financial statements periods presented in your filing. Additionally, we note from your statement of operations on page F-23 that Stockman’s realized a gain on the sale of marketable securities during the three month period ended March 31, 2006. In this regard, please explain why the statement of cash flows does not reflect proceeds from this sale or why you have not include a non-cash transaction footnote associated with this sale. If you are netting proceeds from the sale of short-term investment and purchases of short-investment, please revise your presentation to disclose the two amounts on a gross basis as required by paragraph 11 of SFAS No. 95.

RESPONSE: The Staff’s attention is directed to the disclosure in Note 2 to Stockman’s financial statements, including the updated interim financial statements as of and for the six months ended June 30, 2006, presented in the amendment as of and for the six months ended June 30, 2006, stating that substantially all of its investments are in certificates of deposit (except for $58,870 or 2.5% in marketable equity securities at December 31, 2005). These are typical certificate of deposits that are, in substance, time deposits with a bank and, as such, according to Question 6 of a FASB Staff Implementation Guide issued in

Securities and Exchange Commission

Attention: Joe Foti

1995 entitled “Accounting for Certain Investments in Debt and Equity Securities: Questions and Answers” (Current Text I80.807), do not meet the applicable definition of “debt securities” and, therefore, are not subject to the disclosure or other provisions of SFAS No. 115. The other accounting policy disclosures in Note 2 to Stockman’s financial statements, as originally filed, relate only to the insignificant $58,870 in marketable securities at December 31, 2005, and have been clarified in the amendment to so indicate.

Note 4— Related Party Transactions, page F-28

21.	Please confirm and disclose that your operating lease rentals are recognized on a straight-line basis as required by paragraph 15 of SFAS No. 13 or revise accordingly.

RESPONSE: Additional disclosure has been added to page F-31 to clarify that the lease rental expense is recognized on a straight line basis.

General

22.	Please revise the notes to the Stockman’s financial statements to incorporate the interim period presented in each foot note disclosure to the financial statements. You currently only have disclosure for the fiscal years ended December 31, 2005 and 2004.

RESPONSE: Additional disclosure has been added to pages F-29 through F-32 to incorporate applicable interim period information in the financial statement notes. In determining which disclosures are applicable to the interim financial statements, as noted in the response to comment 16 above, the Company has given due consideration to and, in some cases, used the condensed format permitted by Item 310(b)(i) of Regulation S-B.

Unaudited Pro Forma Consolidated Financial Information, page F-30

23.	Revise the introductory paragraph to your pro forma financial statements on page 30 and your capitalization table on page 20 to disclose the amount of the estimated net proceeds of this offering and the purchase price of the planned acquisition of Stockman’s Casino, Inc. (Stockman’s). Also, disclose the amount and terms of your proposed debt financing expected to be incurred in connection with the Stockman’ s Casino acquisition. Refer to Item 310(d) of Regulation S-B and Note 1 to Item 310(d) of Regulation S-B for guidance.

RESPONSE: The requested disclosures have been added to pages 3, 20, 21 and F-33 with a placeholder for the net proceeds to be completed once a price range has been determined.

Securities and Exchange Commission

Attention: Joe Foti

24.	Reference is made to the disclosure in the second paragraph where you state that you pro statement of operations reflects adjustments as if the transactions had taken place at the beginning of each period presented (i.e. the fiscal year and the interim period). It is staff position that pro forma should be computed assuming the transactions occurred at the beginning of the fiscal year presented and carried forward through any interim period presented. Please revise your pro forma statements and disclosure thereof. Similar revisions in disclosure should also be made in the Summary and Selected Historical and Pro Forma Consolidated Financial Data sections, pages 3 and 21.

RESPONSE: The disclosure has been revised on pages 3, 21 and F-33 and the pro formas have been prepared accordingly.

Unaudited Consolidated Pro Forma Statements — Accounting Treatment on Stockman Acquisition, page F-31 and F-34 (Note 3)

25.	With respect to the expected allocation of purchase price on the Stockman acquisition, we note that you allocated all excess cost over fair value of the tangible assets primarily to goodwill. It appears that the Casino License will represent a significant identifiable intangible asset acquired under the guidance in SFAS No. 141. Please provide us your consideration on this matter and, as necessary, revise your pro forma statements to separately reflect an amount for this identifiable intangible asset with disclosure in the notes of its related estimated useful life and amortization method. In addition, for any remaining amounts allocated to goodwill, please disclose the factors that contribute to a purchase price that result in recognition of goodwill as provided by paragraph 51(b) of SFAS No. 141. Please advise and revise accordingly.

RESPONSE: Additional disclosure regarding the recognition of goodwill has been added to footnote 5 on page F-38. The Company is not acquiring a license as part of the Stockman’s transaction. Licenses are issued to the operators (i.e., owners and certain key management executives), not the property, and are not transferable from one operator to another. Gaming licenses in Nevada and many other regulatory jurisdictions grant the privilege or right to do business for an unlimited period of time, so long as there is compliance with the applicable rules and regulations (including the periodic payment of gaming fees and taxes). The initial costs of obtaining such licenses ordinarily include fees for professional services but consist primarily of the cost of reimbursing the regulator for its comprehensive investigations of the backgrounds of the proposed owners and key management executives. There are no license renewal costs, per se, in Nevada, only periodic fees and taxes, which are expensed when incurred. Therefore, license costs to be incurred in connection with the acquisition by the Company, as new owners, and any new key management executives, will be capitalized (at

Securities and Exchange Commission

Attention: Joe Foti

cost) when incurred and, accordingly, not amortized but, as indefinite life intangibles, subjected to impairment reviews pursuant to SFAS No. 142. Such costs, as best can be estimated at this time ($400,000 to $450,000), are reflected as acquisition costs in the pro forma financial information as part of adjustment 5 in the pro forma financial information and included in “deposits and other assets.” The liquor license is transferable but has been determined to have no more than a nominal value and therefore is not considered a separable intangible asset in the purchase price allocation.

Unaudited Consolidated Pro Forma Income Statements, pages F-32 and F-33

26.	As disclosed in the acquired company’s (“Stockman’s) Statement of Stockholders’ Equity, page F-24, in Stockman’s latest fiscal year and interim period, we note they paid aggregate dividends ($2.717 million) that exceed its aggregate net income ($1.051 million) by approximately $1.666 million for this period. Although these dividends were not paid through the stated use of proceeds with this offering, the pro forma income statements that gives effect to the acquisition of Stockman should be accorded similar treatment as provided in the guidance for Topic 1.B(3) of the Staff Accounting Bulletins. In this regard, the pro forma data per share should also give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the approximate $1.666 million of capital in excess of earnings withdrawn by the acquired company. The notes to the pro forma statements should disclose this treatment as well as the computation of the additional shares used in the denominator for computing the pro form per share data. Please revise accordingly.

RESPONSE: As previously mentioned in the response to comment 10, above, the Company believes SAB Topic 1-B(3) is applicable only to post-balance sheet declarations of dividends that have actually occurred. In this case, the dividends were paid by the probable future acquisition target to its sole shareholder and appropriately reflected in its historical financial statements in the period declared and paid. No capital replacement of the dividends is contemplated. Accordingly, no changes have been made in the Stockman’s annual or interim historical financial statements, the pro forma financial information, or elsewhere in the amendment for this matter.

27.	Reference is made to the disclosure in Dividend Policy, page 18, and in Preferred Stock — Redemption, page 56, where you disclose that an agreement exists with a holder of 350,000 shares of the Series 1992-1 Preferred Stock that his shares of preferred stock will be converted into an equal (1-for-1) number of common shares, if the unpaid dividends on the preferred stock held by him are paid with the proceeds of the offering. Please revise the pro forma financial statements to reflect the conversion of the 350,000 shares of preferred stock into common stock with the elimination

Securities and Exchange Commission

Attention: Joe Foti

of the preferred stock dividends and the appropriate adjustment to the pro forma earnings per share data for conversion of these preferred shares into common shares. The adjustments made on the pro forma balance sheet and income statement should be cross-referenced to an appropriate note that describes this arrangement and its accounting treatment in the pro forma statements. Please revise accordingly.

RESPONSE: Additional disclosure and adjustments regarding the pro forma earnings per share have been added on pages F-33 through F-37 to clarify the treatment of the dividend.

28.	We note that your pro forma per share data gives effect to an additional 5.142 million shares to reflect the estimated proceeds from the equity offering as disclosed in note 2. However, it appears from the cover page of the Form SB-2 that you are registering 6.0 million shares (net of 900,000 additional shares for over-allotment) of common stock in this offering. Therefore, it is unclear why your pro forma per share data only provides adjustment for 5.142 million common shares. Please advise and revise, if necessary.

RESPONSE: The pro forma per share data has been revised to reflect the additional six million shares from the offering. See pages F-33 and F-37.

Unaudited Consolidated Pro Forma Balance Sheet, page F-31

Unaudited Consolidated Pro Forma Income Statement, page 32

Unaudited Consolidated Pro Forma Income Statement, page F-33

29.	Please revise your unaudited consolidated pro forma financial statements by separately presenting historical results for Stockman’s Casino and pro forma adjustments in two columns, rather than one column as currently presented.

RESPONSE: The pro forma financial statements have been revised to separately present adjustments in two columns as requested.

30.	Generally, pro forma adjustments should be presented individually on a gross basis on the face of the pro forma statements. Alternatively, components of the adjustments may be broken out in a sufficiently detailed manner in the notes that reconcile to the amounts in the pro forma statements. Please revise accordingly.

RESPONSE: Additional disclosure has been provided on pages F-34 through F-38 to present adjustments individually.

Securities and Exchange Commission

Attention: Joe Foti

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-34

31.	We note from your disclosure on page F-34 that as of July 31, 2006 you had paid deposits of $750,000. Please disclose the terms of these deposits and the accounts affected by this transaction here with and in your pro forma financial statements. Additionally please disclose the dollar amount associated with the required transfer, immediately before the acquisition, of land and buildings owned personally by the sole shareholder and the accounting impact on your pro forma financial statements.

RESPONSE: Additional disclosure has been provided on page F-37 regarding the deposits and the acquisition of land and buildings in connection with our purchase of the stock of Stockman’s. The $6,810,233 associated with the required transfer of land and buildings owned personally by the owner of Stockman’s is included in the amounts presented for the assets acquired on page F-37.

32.	Reference is made to the $25 million purchase price that will be exchanged for a 100% interest in Stockman’s. Please disclose the amount of cash, debt and equity that will be issued to acquire Stockman’s.

RESPONSE: Additional disclosure regarding the source of funds for the acquisition has been added on page F-37.

33.	Reference is made to footnote 1. Please disclose separately the amount of the estimated debt financing and loan fees expected to be incurred in connection with the acquisition.

RESPONSE: Additional disclosure regarding the estimated debt financing has been provided on page F-37.

34.	Reference is made to footnote 2. Please disclose the amount of estimated proceeds from the equity offering, the fees, and dividend payment separately. Also disclose the nature of, method, and assumptions used to calculate these amounts.

RESPONSE: Additional disclosure regarding the amount and uses of the equity proceeds has been provided on page F-37.

35.	Reference is made to footnote 3. Please disclose the allocation of the $25 million purchase price for Stockman’s acquisition, by major asset, liability and related cost caption. Also disclose the nature, methods and assumptions used in deriving significant fair value adjustments for each caption.

Securities and Exchange Commission

Attention: Joe Foti

RESPONSE: Additional disclosure has been provided regarding the allocation of the purchase price for Stockman’s in footnote 5 on pages F-37 and F-38. The capitalized costs and related fair values were derived from a May 2006 appraisal by an independent real estate appraiser/consultant.

36.	Reference is made to footnote 4. Please disclose the amount of revised depreciation based on the estimated fair value of Stockman’s buildings and equipment. Also disclose the method and assumptions (i.e. basis and the estimated useful lives) used in estimating these revised depreciation calculations. Please separately disclose the above, as applicable, for each period affected in your pro forma financial statements.

RESPONSE: Additional disclosure has been provided regarding depreciation in footnote 6 on page F-38.

37.	Reference is made to footnote 5. Please separately disclose the amount of estimated interest expense and amortization of loan fees. Also, please disclose the method and assumptions (i.e. expected interest rate, loan fee amortization period etc.) used in estimating these amounts. If the interest rate is variable, please provide additional disclosure giving effect on income of a 1/8 percent variance in interest rate. Please separately disclose the above, as applicable, for each period affected in your pro forma financial statements.

RESPONSE: Additional disclosure regarding interest expense and amortization of loan fees has been provided in footnote 7 on page F-38.

38.	Reference is made to foot note 6. Please disclose the amount of rental payments eliminated for each related period affected in your pro forma financial statements.

RESPONSE: Additional disclosure regarding rental payments has been added in footnote 8 on page F-38.

39.	Reference is made to footnote 7. Please disclose the estimated federal income tax expense expected to be incurred. Also, please disclose the method and assumptions (i.e. basis, rate, etc.) used in estimating these amounts. Please separately disclose the above, as applicable, for each period affected in your pro forma financial statements.

RESPONSE: Additional disclosure regarding income tax expense has been provided in footnote 9 on page F-38.

40.

We note from your disclosure on page 1 that the purchase price for Stockman’s is subject to increase if the operation exceeds certain financial targets during the 12 months prior to closing of the transaction. In this regard, please disclose the terms of this contingent consideration and the

Securities and Exchange Commission

Attention: Joe Foti

potential impact on your financial statements, along with your basis for your accounting treatment that will be followed should any such contingency occur. See paragraph 25 through 32 and 51 of SFAS No. 141 for guidance.

RESPONSE: Additional disclosure regarding the purchase price adjustment has been added on page F-37. The adjustment amount, if any, will be included in the cost of the acquired entity. No additional equities will need to be issued as the funding amount includes sufficient proceeds to cover the contingency. The amount will not need to be held in escrow because the adjustment will be readily determinable.

General

41.	Please update your financial statements and the financial statements of Stockman’s Casino in accordance with Item 310(g) of Regulation S-B. In this regard, all financial data (i.e. summary and selected financial data, MD&A, pro forma statements, etc.) should also be updated accordingly.

RESPONSE: The interim financial statements and other financial data have been updated throughout the prospectus.

42.	Your amended Form SB-2 should contain currently dated manually signed consents of the independent public accountant with respect to both of their reports on the registrant’s and Stockman’s Casino financial statements. This comment applies to all amendments that may be filed for this Form SB-2.

RESPONSE: Signed consents from the requisite independent public accountants will be included with each amendment.

* * * * *

Securities and Exchange Commission

Attention: Joe Foti

Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Barth Aaron, the Company’s General Counsel, at 4670 S. Fort Apache Road, Suite 190, Las Vegas, Nevada 89147, telecopy (702) 221-8101.

Very truly yours,

/s/ Michele L. Keusch

Michele Keusch

cc:	Full House Resorts, Inc.
Piercy Bowler Taylor & Kim
Haskell Slaughter Young & Rediker, LLC
Sterne, Agee & Leach, Inc.
Paul Berkowitz